SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  July 8th,  2013

FOR IMMEDIATE RELEASE

TOP-TIER NETWORKING SECURITY GIANT TO
STANDARDIZE ON SILICOM’S MODULES

– Together With Modules Already Using, Sales To This Customer Are Now Expected to
Reach $4M Per Year -

KFAR SAVA, Israel— July 8, 2013, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that one of the world’s largest networking security companies, which for the past two years has been using Silicom’s 10Gbps modules in one of its appliance product lines, has now standardized on additional Silicom’s modules for both the current and an additional appliance product line. The Company expects that sales of these new wins will ramp up its revenues from this customer to approximately $4 million per year.

The customer will now use within two of its appliance product lines a variety of modules which Silicom developed as part of its SETAC program, including both 10Gbps and 1Gbps modules with and without bypass in copper and fiber.

“We are proud that this premier networking security leader views Silicom products as strategic enablers, as evidenced by its design of an increasing range of Silicom solutions into its growing portfolio of advanced security appliances,” commented Shaike Orbach, Silicom’s President and CEO. “When this customer became one of our first volume users of networking modules, we were confident that they would become volume users of additional Silicom products, and this has now come to fruition. Furthermore, the customer is currently considering working with Silicom on additional products, including intelligent solutions and additional modules. We fully expect that their use of Silicom solutions will continue to increase, representing a reliable and continuously growing driver of our revenues in the years to come.”

Mr. Orbach added, “The fact that this customer’s usage of products has grown and developed in line with our expectation confirms our ‘read’ of the market and our understanding of its true needs. This insight, more than any other advantage, continues to be the key to our success, assuring that we apply our considerable technology and agility assets to the most vexing pain points of some of the industry’s largest players. We believe that this ability will enable us to continue accelerating our growth in the future.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com